                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                COTELLIGENT, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    221630106
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                RUSSELL SILVESTRI
                              SKIRITAI CAPITAL LLC
                        655 MONTGOMERY STREET, SUITE 1438
                             SAN FRANCISCO, CA 94111
                                 (415) 921-7896

                                 JAMES GLOCKNER
                            STRUCTURED FINANCING LLC
                               2860 LAGUNA STREET
                             SAN FRANCISCO, CA 94123
                                (415) 921-7896

                                   COPIES TO:
                              MICHAEL KENNEDY, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                       ONE MARKET, SPEAR TOWER, SUITE 3300
                             SAN FRANCISCO, CA 94105
                                 (415) 947-2000
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                  MAY 10, 2002
--------------------------------------------------------------------------------
                 (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 2 OF 12 PAGES
-----------------------                                  -----------------------

------ ----------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       SKIRITAI Capital LLC                                 I.R.S. Identification No.:
------ ----------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (A) [X]
                                                                                           (B) [ ]
------ ----------------------------------------------------------------------------------------------
3      SEC USE ONLY
------ ----------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF, WC
------ ----------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
       N/A
------ ----------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       STATE OF DELAWARE
------------------- --- -----------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
   BENEFICIALLY         626,000
  OWNED BY EACH     --- -----------------------------------------------------------------------------
 REPORTING PERSON   8   SHARED VOTING POWER
       WITH             N/A
                    --- -----------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        626,000
                    --- -----------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        N/A
------ ----------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       626,000
------ ----------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   [ ]
------ ----------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.2%
------ ----------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
------ ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 3 OF 12 PAGES
-----------------------                                  -----------------------

------ ----------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       James Glockner                                        I.R.S. Identification No.:
------ ----------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (A) [X]
                                                                                           (B) [ ]
------ ----------------------------------------------------------------------------------------------
3      SEC USE ONLY
------ ----------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       PF
------ ----------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
       N/A
------ ----------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA
------------------- --- -----------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
   BENEFICIALLY         122,000
  OWNED BY EACH     --- -----------------------------------------------------------------------------
 REPORTING PERSON   8   SHARED VOTING POWER
       WITH             N/A
                    --- -----------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        122,000
                    --- -----------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        N/A
------ ----------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       122,000
------ ----------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   [ ]
------ ----------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       .8%
------ ----------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
------ ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 4 OF 12 PAGES
-----------------------                                  -----------------------

------ ----------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Russell Silvestri                                     I.R.S. Identification No.:
------ ----------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (A) [X]
                                                                                           (B) [ ]
------ ----------------------------------------------------------------------------------------------
3      SEC USE ONLY
------ ----------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       PF
------ ----------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
       N/A
------ ----------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA
------ ----------------------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
   BENEFICIALLY         N/A
  OWNED BY EACH     --- -----------------------------------------------------------------------------
 REPORTING PERSON   8   SHARED VOTING POWER
       WITH             30,000
                    --- -----------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        N/A
                    --- -----------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        30,000
------ ----------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       30,000
------ ----------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   [X]
------ ----------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       .2%
------ ----------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
------ ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 5 OF 12 PAGES
-----------------------                                  -----------------------


ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D (this "Statement") relates to the common stock of Cotelligent, Inc., a Delaware corporation ("Cotelligent"). The principal executive offices of Cotelligent are located at 44 Montgomery Street, Suite 4050, San Francisco, California 94104.

ITEM 2         IDENTITY AND BACKGROUND.


               This statement is being filed by SKIRITAI Capital LLC, a Delaware limited liability company, James Glockner, an individual, and Russell Silvestri, an individual, (collectively, the "Reporting Entities").

               SKIRITAI Capital LLC was formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of SKIRITAI Capital LLC's principal office is 655 Montgomery Street, Suite 1438, San Francisco, CA 94111. The address of SKIRITAI Capital LLC's executive offices is the same as the address of its principal office.

               Set forth on Schedule A is the name of each member of SKIRITAI Capital LLC, including Mr. Silvestri, their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof. To SKIRITAI Capital LLC's knowledge, no person named on Schedule A is required to disclose legal proceedings pursuant to Items 2(d) or 2 (e). Except as set forth on Schedule A, each of the individuals identified on Schedule A is a citizen of the United States.

               Mr. Glockner's present principal occupation or employment is as the Managing Partner of Structured Funding LLC, a California limited liability company formed for the purpose of investing in various companies. The principal business address of Structured Funding LLC is 2860 Laguna Street, San Francisco, California 94123. Mr. Glockner is a citizen of the United States.

               None of the Reporting Entities is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               All purchases of the common stock, par value $0.01, of Cotelligent ("Common Stock") by the Reporting Entities were made in the open market and were funded by, in the case of SKIRITAI Capital LLC, working capital and, in the case of Messrs. Glockner and Silvestri, personal funds, which may have, at any given time, included margin loans made by brokerage firms in the ordinary course of business.

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 6 OF 12 PAGES
-----------------------                                  -----------------------


               The amount of funds expended by the Reporting Entities for such purchases was as follows:

                  -   $19,414.50 by SKIRITAI Capital LLC;

                  -   $63,894.75 by Mr. Glockner; and

                  -   $254,980.40 by Mr. Silvestri.

               Mr. Silvestri contributed a total of 586,000 shares of Common Stock, for which he expended $242,430.40, to SKIRITAI Capital LLC on May 10, 2002 as part of his capital contribution as Managing Partner thereof.

ITEM 4.        PURPOSE OF TRANSACTION.

               Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this statement relates for the purpose of investment and to gain a significant equity interest in Cotelligent.

               Each of the Reporting Entities may acquire additional shares or other securities of Cotelligent or sell or otherwise dispose of any or all of the shares or other securities of Cotelligent they beneficially own.

               The Reporting Entities have engaged and intend to continue to engage in discussions with the management and members of the Board of Directors of Cotelligent concerning the business, operations and future plans of Cotelligent.

               On May 15, 2002, SKIRITAI Capital LLC sent a letter to Cotelligent, a copy of which is attached hereto as Exhibit 1, urging the Board of Directors of Cotelligent to maximize stockholder value.

               On May 15, 2002, SKIRITAI Capital LLC also sent to Cotelligent a demand for Cotelligent's stockholder list and related materials, a copy of which is attached hereto as Exhibit 2.

               In addition, on May 15, 2002, SKIRITAI Capital LLC and Russell Silvestri sent letters to Cotelligent, copies of which are attached hereto as Exhibits 3 and 4, respectively, notifying Cotelligent of their intent to nominate Russell Silvestri as a Class I director to Cotelligent's Board of Directors and submit a stockholder proposal to terminate the Company's rights plan.

               The Reporting Entities may also consider other actions to maximize stockholder value including, without limitation:

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 7 OF 12 PAGES
-----------------------                                  -----------------------


                  - Proposing an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cotelligent or any of its subsidiaries; and

                  - Proposing further change in the present Board of Directors or management of Cotelligent.

               Other than described above, none of the Reporting Entities currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of
               Schedule 13D (although they reserve the right to develop such plans).

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               As of the date hereof, the Reporting Entities own an aggregate of 778,000 shares of Common Stock which, based upon the 14,900,891 shares of Common Stock outstanding as of May 10, 2002 (as disclosed by Cotelligent in its most recent filing with the Securities and Exchange Commission), represent 5.2 percent of the outstanding shares of Common Stock.

               SKIRITAI Capital LLC beneficially owns and has sole power to vote and dispose of 626,000 shares of Common Stock, 4.2 percent of the outstanding shares of Common Stock (as disclosed by Cotelligent in its most recent filing with the Commission).

               Mr. Silvestri and Lyron Bentovim, Managing Partner and Managing Director, respectively, of SKIRITAI Capital LLC, may also be deemed to be beneficial owners of the 626,000 shares of Common Stock held by SKIRITAI Capital LLC. The filing of this statement shall not be construed as an admission of such beneficial ownership for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

               No person listed on Schedule A has a direct ownership interest in Cotelligent other than Mr. Silvestri.

               Mr. Silvestri beneficially owns 30,000 shares of Common Stock, .2% of the outstanding shares of Common Stock (as disclosed by Cotelligent in its most recent filing with the Commission), through a direct investment account. He shares power to vote and dispose of such shares of Common Stock with his spouse, Elizabeth Silvestri. Mrs. Silvestri is not required to disclose legal proceedings pursuant to Items 2(d) or 2(e) and is a citizen of the United States.

               Mr. Glockner beneficially owns and has sole power to vote and dispose of 122,000 shares of Common Stock, .8 percent of the outstanding shares of Common Stock (as disclosed by Cotelligent in its most recent filing with the Commission).

               To the knowledge of each of the Reporting Entities, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2 other than as set forth on Schedule B hereto.

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 8 OF 12 PAGES
-----------------------                                  -----------------------


               To the knowledge of each of the Reporting Entities, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Cotelligent reported on herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Except as may be set forth in this statement, to the knowledge of the Reporting Entities, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Cotelligent, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

               The following documents are filed as exhibits:

               1.     Letter to Cotelligent dated May 15, 2002.

               2. Stockholder demand letter to Cotelligent requesting its stockholder list and related materials, dated May 15, 2002.

               3. Notice to Cotelligent of intent by certain of its stockholders to nominate a director, dated May 15, 2002.

               4. Notice to Cotelligent of intent by certain of its stockholders to submit a stockholder proposal, dated May 15, 2002.

                                  SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP NO.  221630106                                        PAGE 9 OF 12 PAGES
-----------------------                                  -----------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2002

                                                   SKIRITAI CAPITAL LLC

                                                   By: /s/ Russell Silvestri
                                                       -------------------------
                                                   Russell Silvestri
                                                   Managing Partner



                                                   JAMES GLOCKNER

                                                   /s/ James Glockner
                                                   -----------------------------
                                                   James Glockner



                                                   RUSSELL SILVESTRI

                                                   /s/ Russell Silvestri
                                                   -----------------------------
                                                   Russell Silvestri

                                   Schedule A

                                   MEMBERS OF
                              SKIRITAI Capital LLC

        The following table sets forth the name, business address and present principal occupation or employment of each member of SKIRITAI Capital LLC. Except as indicated below, the business address of each such person is 655 Montgomery Street, Suite 1438, San Francisco, CA 94111.

NAME                                 TITLE AND PRESENT PRINCIPAL OCCUPATION
----                                 --------------------------------------
Russell Silvestri                    Managing Partner of SKIRITAI Capital LLC
Lyron Bentovim*                      Managing Director of SKIRITAI Capital LLC


*Citizen of Israel

                                   Schedule B


        The following tables set forth transactions in the class of securities reported effected during the past sixty days.


SHARES PURCHASED BY SKIRITAI CAPITAL LLC:

DATE                       NUMBER OF SHARES         PRICE PER SHARE          COST (1)
----                       ----------------         ---------------          --------
05/10/02                     15,000.00              $ 0.44430                $  6,664.50
05/13/02                     25,000.00              $ 0.51000                $ 12,750.00

--------------------------------------------------------------------------------
(1)     Excludes commissions and other execution-related costs


SHARES PURCHASED BY MR. RUSSELL SILVESTRI:

DATE                       NUMBER OF SHARES         PRICE PER SHARE          COST (1)
----                       ----------------         ---------------          --------
03/22/02                    125,000.00              $0.49800                 $62,250.00
03/26/02                     25,000.00              $0.40060                 $10,015.00
03/27/02                     77,000.00              $0.41239                 $31,754.40
03/28/02                     90,000.00              $0.42687                 $38,418.00
04/30/02                      3,000.00              $0.51000                 $ 1,530.00
05/02/02                     10,000.00              $0.45150                 $ 4,515.00
05/03/02                     16,000.00              $0.45094                 $ 7,215.00
05/08/02                      5,000.00              $0.42300                 $ 2,115.00

--------------------------------------------------------------------------------
(1)     Excludes commissions and other execution-related costs

Mr. Silvestri contributed the above listed shares of Common Stock to SKIRITAI Capital LLC as part of the capital contribution he made on May 10, 2002 as its Managing Partner.

SHARES PURCHASED BY RUSSELL SILVESTRI IRA:

DATE                       NUMBER OF SHARES         PRICE PER SHARE          COST (1)
----                       ----------------         ---------------          --------
03/28/02                     10,000.00              $0.48000                 $4,800.00

--------------------------------------------------------------------------------
(1)     Excludes commissions and other execution-related costs


SHARES PURCHASED BY MR. JAMES GLOCKNER:

DATE                       NUMBER OF SHARES         PRICE PER SHARE          COST (1)
----                       ----------------         ---------------          --------
04/04/02                     10,000.00              $0.49000                 $ 4,900.00
04/05/02                     10,000.00              $0.50500                 $ 5,050.00
04/08/02                     20,000.00              $0.51500                 $10,300.00
04/11/02                     32,500.00              $0.53230                 $17,299.75
04/16/02                     15,000.00              $0.54000                 $ 8,100.00
04/18/02                     12,500.00              $0.54600                 $ 6,825.00
04/22/02                     20,000.00              $0.52000                 $10,400.00
04/30/02                      2,000.00              $0.51000                 $ 1,020.00

--------------------------------------------------------------------------------
(1)     Excludes commissions and other execution-related costs

                                                                       EXHIBIT 1
                              SKIRITAI Capital LLC
                             655 Montgomery Street
                                   Suite 1438
                         San Francisco, California 94111


                                  May 15, 2002


VIA MESSENGER AND OVERNIGHT COURIER

Board of Directors
Cotelligent, Inc.
44 Montgomery Street
San Francisco, California 94104

Dear Ladies and Gentlemen:

As you may know, SKIRITAI Capital LLC is the beneficial holder of an aggregate of 626,000 shares of common stock, par value $.01 per share ("Common Stock"), of Cotelligent, Inc., a Delaware corporation ("Cotelligent" or the "Company"). These shares of Common Stock represent approximately 4.2 percent of the Company's Common Stock, based upon the 14,900,891 shares of Common Stock issued and outstanding as of April 24, 2002 as set forth in the Company's Proxy Statement for its 2002 Annual Meeting of Stockholders to be held on June 11, 2002.

As a stockholder of Cotelligent, we are deeply concerned about the strategic direction of the Company and the apparent inability of the Company's Board of Directors and management team to develop and implement a strategic plan that will maximize the value of the Company's assets for all of its stockholders. We have met with members of Cotelligent's management team on three separate occasions and, during each of these meetings, the Company's management described a different strategic plan for the Company. If we are to accept the Company's strategic plan as expressed in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001, as amended, Cotelligent currently intends to pursue a strategy of providing "complete business solutions, specializing in mobile business and Web services solutions." We believe, however, that such a strategy is likely to fail in the current business environment due to the Company's previous and ongoing failure to execute this strategic plan amid competition from numerous larger industry participants, and many smaller low-cost solutions providers, who are implementing similar strategies more effectively. Moreover, recklessly pursuing such a strategic plan will continue to deplete one of the Company's sole remaining valuable assets, its cash reserves of approximately $23 million. We further believe that our concerns regarding Cotelligent's current strategic plan are shared by the investment community, as reflected in the continuously declining price of the Company's Common Stock from a high of $5.72 on June 30, 2000 to the current price of $0.52 on May 14, 2002.

In light of the foregoing, we do not believe that Cotelligent's Board of Directors or its management team have the ability to develop or implement a strategic plan that will create long term stockholder value in excess of the current value of the Company's assets. Accordingly, we are strongly encouraging the Company's Board of Directors to take immediate steps to consider and take action that will maximize the value of the Company's assets in the near term. Such steps could include the replacement of senior management, the dissolution of the Company and the distribution of its residual cash reserves and other assets to the Company's stockholders, or an immediate auction and sale of the Company to the highest bidder.

We further note that Cotelligent has a so-called "poison pill" rights plan, which we believe may be unjustifiably deterring third parties who would otherwise be interested in acquiring the Company or its assets. Because we believe that a sale of Cotelligent could be one method of maximizing the value of the Company and its assets, we urge the Company's Board of Directors to terminate the rights plan immediately. To bring this matter to the attention of the Company's other stockholders, we are also delivering to the Company under separate letter a stockholder proposal to terminate the Company's rights plan as promptly as practicable, which we are requesting to have included in the Company's proxy statement for its 2002 Annual Meeting of Stockholders.

We would like to remind the Company's Board of Directors that it has a fiduciary responsibility to maximize the value of Cotelligent and its assets for all of the Company's stockholders. We believe that, by pursuing the Company's current strategic plan, the Board of Directors is failing to fulfill its fiduciary obligations to the Company's stockholders. Accordingly, we urge Board of Directors to consider the establishment of an independent committee of the Board of Directors charged with the responsibility of considering the matters that we have raised in this letter and, ultimately, with taking appropriate action to maximize the value of the Company for the benefit of its stockholders.

We would also like to invite the Company's Board of Directors or any of its members to meet with us to discuss the matters that we have raised in this letter. We believe that such matters are of the utmost importance to the Company and its stockholders and encourage the Board of Directors to afford them the critical importance they deserve under the present circumstances. We look forward to hearing from you promptly.

                                            Very truly yours,

                                            SKIRITAI Capital LLC


                                            /s/ Russell Silvestri
                                            ------------------------------------
                                            Russell Silvestri
                                            Managing Partner

                                                                       EXHIBIT 2
                              SKIRITAI Capital LLC
                              655 Montgomery Street
                                   Suite 1438
                             San Francisco, CA 94111


                                  May 15, 2002


VIA MESSENGER AND OVERNIGHT COURIER

Cotelligent, Inc.
44 Montgomery Street, Suite 4050
San Francisco, California 94104
Attention:  Secretary

          RE:  REQUEST FOR STOCKHOLDER LISTS

Dear Secretary:

          Pursuant to Section 220 of the Delaware General Corporation Law (the "DGCL"), the undersigned beneficial holder of common stock, par value $.01 per share (the "Common Stock"), of Cotelligent, Inc., a Delaware corporation (the "Company"), hereby demands that it be given the opportunity to inspect, during the Company's usual business hours, the following records and documents of the Company and to make copies or extracts there from:

          (a) A complete record list of the Company's stockholders of record certified by its transfer agent, which record list sets forth the name and address of each stockholder of record of the Company and the number of shares of Common Stock registered in the name of each stockholder of record of the Company as of the most recent practicable date.

          (b) A magnetic computer tape list of the Company's stockholders of record as of the most recent practicable date, which sets forth the name and address of each stockholder of record of the Company and the number of shares of Common Stock registered in the name of each stockholder of record of the Company, together with any computer processing information that may be relevant to the use of such computer tape, and a printout of such magnetic computer tape for verification purposes.

          (c) All information in or which comes into the Company's possession or control, or which can reasonably be obtained from nominees of any central certificate depository system, concerning the number and identity of the actual beneficial owners of Common Stock, including a list of all owners who hold Common Stock in the name of Cede & Co. or other similar nominees and any respondent bank listings obtained pursuant to the requirements of Rule 14b-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and a list or lists containing the name, address, and number of shares of Common Stock attributable to participants in any employee stock ownership, incentive, profit sharing, savings, retirement, stock option, stock purchase, restricted stock or other comparable plan of the Company in which the voting of shares held by such plan is made, directly or indirectly, individually or collectively, by participants in such plan.

          (d) As promptly as practicable, any and all omnibus proxies and correspondent participant listings with respect to all nominees and respondent banks which are currently in effect and which are obtained pursuant to the requirements of Rule 14b-2 promulgated under the Exchange Act.

          (e) All lists, tapes and other data in or which come into the possession or control of the Company, or which can reasonably be obtained pursuant to Rules 14b-1 and 14b-2 promulgated under the Exchange Act, which sets forth the name and address of, and the number of shares owned by, each beneficial owner of Common Stock who has not objected to having his or her name disclosed (the "non-objecting beneficial owners" or "NOBO" list).

          (f) A "stop transfer" list or stop list relating to the shares of Common Stock.

          (g) All additions, changes and corrections to any of the information requested pursuant to paragraphs (a) through (f) from the date hereof until the undersigned requests termination of the transmission of such materials.

          The purpose of this demand is to permit the undersigned to communicate with other stockholders of the Company on matters relating to their interests as stockholders, including but not limited to, subject to compliance with applicable law, the composition of the Board of Directors of the Company.

          The undersigned agrees to bear the reasonable costs incurred by the Company in connection with the production of the requested materials.

          The undersigned hereby designates and has authorized Wilson Sonsini Goodrich & Rosati, Professional Corporation, and its partners, employees and other persons designated by it acting together, singly or in any combination, to conduct the requested examination and copying of materials.

          Please advise Michael Kennedy of Wilson Sonsini Goodrich & Rosati, Professional Corporation (Tel: 415-947-2008) as to the time and place that the requested information will be made available in accordance with this demand.

          The DGCL requires your response to our requests in subsections (a) through (f) within five business days of the date of this letter.

          An affidavit relating to this stockholder demand pursuant to Section 220 of the DGCL has been attached to this letter.

          Please acknowledge receipt of this letter and the enclosed affidavit by signing and dating the enclosed copy of this letter and returning the same to the undersigned in the enclosed envelope.


                                                   Very truly yours,

                                                   SKIRITAI Capital LLC


                                                   /s/ Russell Silvestri
                                                   -----------------------------
                                                   Russell Silvestri
                                                   Managing Partner







RECEIPT ACKNOWLEDGED ON MAY __, 2002

COTELLIGENT, INC.


By:
   --------------------------------
Name:
Title:

                                    AFFIDAVIT


STATE OF CALIFORNIA     )
                        ) ss.
COUNTY OF SAN FRANCISCO )


          Russell Silvestri, on behalf of SKIRITAI Capital LLC, having been duly sworn, deposes and says that he has executed the stockholder demand to which this Affidavit is attached on behalf of SKIRITAI Capital LLC and that the facts and statements contained in such demand are true and correct in all material respects.


/s/ Russell Silvestri
-------------------------------
Russell Silvestri


SWORN TO AND SUBSCRIBED BEFORE ME
THIS 15th DAY OF MAY, 2002




/s/ Lorna Villanueva
-------------------------------
Notary Public

                                                                       EXHIBIT 3
                              SKIRITAI Capital LLC
                              655 Montgomery Street
                                   Suite 1438
                         San Francisco, California 94111


                                  May 15, 2002


VIA MESSENGER AND OVERNIGHT COURIER

Cotelligent, Inc.
44 Montgomery Street, Suite 4050
San Francisco, California 94104
Attention: Secretary

         RE: STOCKHOLDER NOTICE OF NOMINATION OF DIRECTOR

Dear Secretary:

         The undersigned stockholders of Cotelligent, Inc., a Delaware corporation (the "Company"), hereby notify the Company, pursuant to Section 4 of
Article I of the Company's Amended and Restated Bylaws (the "Bylaws"), as follows:

         At the Company's Annual Meeting of Stockholders to be held on June 11, 2002, the undersigned intend to nominate Russell Silvestri as a Class I director to serve on the Company's Board of Directors for a three-year term to expire at the Company's Annual Meeting of Stockholders to be held in 2005.

         Pursuant to Section 4 of Article I of the Bylaws, the undersigned hereby set forth the following:

         (a) The name of the person to be nominated as a director is Russell Silvestri.

         (b) As of the record date for the Annual Meeting (the "Record Date"), Russell Silvestri was the beneficial owner of an aggregate of 582,000 shares of common stock, par value $.01 per share, of the Company ("Common Stock") entitled to vote at the Annual Meeting. As evidenced by the enclosed broker's statement, as of the Record Date, such shares of Common Stock were held by Russell Silvestri and his direct investment account through a "street name" holder of record. As of the date hereof, Russell Silvestri is the beneficial owner of an aggregate of 656,000 shares of Common Stock. As evidenced by the enclosed broker's statement, as of the date hereof, such shares of Common Stock are held through a "street name" holder of record by Russell Silvestri's direct investment account and SKIRITAI Capital LLC, a Delaware limited liability company of which Russell Silvestri is the Managing Partner.

         (c) As of the record date for the Annual Meeting (the "Record Date"), SKIRITAI Capital LLC was the beneficial owner of no shares of Common Stock entitled to vote at the Annual Meeting. As of the date hereof, SKIRITAI Capital LLC is the beneficial owner of an aggregate of 626,000 shares of Common Stock. As evidenced by the enclosed broker's statement, as of the date hereof, such shares of Common Stock are held by SKIRITAI Capital LLC through a "street name" holder of record.

         (d) The information regarding Russell Silvestri that is required to be included in a proxy statement, by the rules and regulations of the Securities and Exchange Commission, for nominees for election as directors is set forth in Annex A hereto.

         (e) Russell Silvestri's signed consent to serve as a director of the Company if elected is attached hereto as Annex B.

         (f) The names and addresses of the stockholders intending to make the above-described nomination are as follows:

                                Russell Silvestri
                            c/o SKIRITAI Capital LLC
                              655 Montgomery Street
                                   Suite 1438
                         San Francisco, California 94111

                              SKIRITAI Capital LLC
                              655 Montgomery Street
                                   Suite 1438
                         San Francisco, California 94111

         (g) Russell Silvestri and SKIRITAI Capital LLC intend to appear in person at the Annual Meeting to nominate Russell Silvestri to serve as a Class I director for the term specified above.

         We believe that this notice complies in all respects with applicable provisions of the Bylaws and applicable law. If the Company believes this notice is incomplete or otherwise deficient in any respect, we request that the Company contact us immediately so that we may promptly address any alleged deficiencies.

         Please acknowledge receipt of this letter by signing and dating the enclosed copy of this letter and returning the same to the undersigned in the enclosed envelope.


Very truly yours,

Russell Silvestri


/s/ Russell Silvestri
----------------------------------------


SKIRITAI Capital LLC


/s/ Lyron Bentovim
----------------------------------------
Lyron Bentovim
Managing Director


RECEIPT ACKNOWLEDGED ON MAY ____, 2002

COTELLIGENT, INC.


By:
   -----------------------------
Name:
Title:

                                     ANNEX A

Russell Silvestri

Mr. Silvestri, age 40, has served as Managing Partner of SKIRITAI Capital LLC since April of 2002. From October of 2000 to March of 2001, he was Managing Director of Focus Capital LLC. From October of 1999 to October of 2000 he competed as an athlete in the Olympics. From February of 1989 to October of 1999 he served as a Managing Director of Robertson Stephens.

Mr. Silvestri holds a Bachelor of Science in Business from the University of Southern California.


         Beneficial Ownership of Russell Silvestri as of May 15, 2002:

======= ============================== ================== ================================== =============================
               TITLE OF CLASS               NAME OF        AMOUNT AND NATURE OF BENEFICIAL         PERCENT OF CLASS
                                       BENEFICIAL OWNER               OWNERSHIP
------- ------------------------------ ------------------ ---------------------------------- -----------------------------
        Common Stock of Cotelligent,   Russell Silvestri         656,000 shares(1)                      4.4(2)
            Inc., $0.01 Par Value
              ("Common Stock")
======= ============================== ================== ================================== =============================

     (1) 626,000 shares of Common Stock are held by SKIRITAI Capital LLC. Mr. Silvestri is the Managing Partner of SKIRITAI Capital LLC. As Managing Partner, Mr. Silvestri has shared voting and dispositive power over such shares. Mr. Silvestri holds the remaining 30,000 shares of Common Stock through an IRA and shares dispositive and voting power over such shares with his spouse.

     (2) Based on 14,900,981 shares of Common Stock outstanding as of April 24, 2002 as disclosed by Cotelligent, Inc. in its latest Proxy Statement.

Beneficial Ownership of Associates as of May 15, 2002:
Mr. Silvestri, SKIRITAI Capital LLC , and James Glockner are members of a group. As of May 15, 2002, Mr. Glockner is the beneficial owner of 122,000 shares of Common Stock which represent .8 percent of the 14,900,981 shares of Common Stock outstanding as of April 24, 2002 (as disclosed by Cotelligent, Inc. in its latest Proxy Statement).

                                     ANNEX B

               CONSENT TO SERVE AS A DIRECTOR OF COTELLIGENT, INC.


The undersigned, Russell Silvestri, hereby consents and agrees to be nominated as a director of Cotelligent, Inc., a Delaware corporation (the "Company"), and hereby further consents and agrees to serve as a director of the Company if elected.


/s/ Russell Silvestri
-------------------------------
Russell Silvestri

                         BANC OF AMERICA SECURITIES LLC

                        WORKING APPRAISAL BY ASSET CLASS


Russ Silvestri IRA                                                      04/24/02

DATE          TAX      SHARES/        BROKER       UNIT     CURRENT      PCT      TOTAL       MARKET      UNREALIZED      PCT OF
OPENED        TERM     FACE                        COST     PRICE        G/L      COST        VALUE       GAIN/LOSS       ASSETS
CGZT          COTELLIGENT GROUP INC.
------        ----------------------
02/14/02      ST        15,000.00     MONT       0.40000    0.50000      25.00     6,000.00    7,500.00      1,500.00      1.20
02/19/02      ST         5,000.00     MONT       0.35000    0.50000      42.86     1,750.00    2,500.00        750.00      0.40
03/28/02      ST        10,000.00     MONT       0.48000    0.50000       4.17     4,800.00    5,000.00        200.00      0.80
                        ---------                -------    -------      -----    ---------   ---------      --------      ----
                        30,000.00                0.41833    0.50000      19.52    12,550.00   15,000.00      2,450.00      2.41

                         BANC OF AMERICA SECURITIES LLC

                        WORKING APPRAISAL BY ASSET CLASS


Russ Silvestri                                                          04/24/02

DATE          TAX      SHARES/        BROKER     UNIT       CURRENT        PCT       TOTAL       MARKET       UNREALIZED     PCT OF
OPENED        TERM     FACE                      COST       PRICE          G/L       COST        VALUE        GAIN/LOSS      ASSETS
CGZT          COTELLIGENT GROUP INC.
--------      ----------------------
01/03/02      ST        15,000.00     MONT       0.33003    0.50000        51.50    4,950.50     7,500.00      2,549.50       0.44
01/18/02      ST        15,000.00     MONT       0.40333    0.50000        23.97    6,050.00     7,500.00      1,450.00       0.44
01/22/02      ST        10,000.00     MONT       0.35500    0.50000        40.85    3,550.00     5,000.00      1,450.00       0.30
01/24/02      ST        65,000.00     MONT       0.40850    0.50000        22.40   26,552.50    32,500.00      5,947.50       1.92
01/25/02      ST        20,000.00     MONT       0.34000    0.50000        47.06    6,800.00    10,000.00      3,200.00       0.59
01/28/02      ST        50,000.00     MONT       0.34200    0.50000        46.20   17,100.00    25,000.00      7,900.00       1.48
01/29/02      ST         5,000.00     MONT       0.33000    0.50000        53.52    1,650.00     2,500.00        850.00       0.15
01/31/02      ST        20,000.00     MONT       0.33000    0.50000        51.52    6,600.00    10,000.00      3,400.00       0.59
02/07/02      ST         5,000.00     MONT       0.32000    0.50000        56.25    1,600.00     2,500.00        900.00       0.15
02/08/02      ST        25,000.00     MONT       0.31000    0.50000        61.29    7,750.00    12,500.00      4,750.00       0.74
02/28/02      ST         5,000.00     CANT       0.40300    0.50000        24.07    2,015.00     2,500.00        485.00       0.15
03/22/02      ST       125,000.00     MONT       0.49800    0.50000         0.40   62,250.00    62,500.00        250.00       3.69
03/26/02      ST        25,000.00     HRZG       0.40060    0.50000        24.81   10,015.00    12,500.00      2,485.00       0.74
03/27/02      ST        77,000.00     HRZG       0.41239    0.50000        21.24   31,754.40    38,500.00      6,745.60       2.27
03/28/02      ST        90,000.00     HERZ       0.42687    0.50000        17.13   38,418.00    45,000.00      6,582.00       2.66
                       ----------                -------    -------        -----  ----------   ----------     ---------      -----
                       552,000.00                0.41133    0.50000        21.56  227,055.40   276,000.00     48,944.60      16.31

                         BANC OF AMERICA SECURITIES LLC

                        WORKING APPRAISAL BY ASSET CLASS


Skiritai Capital LLC                                                    05/15/02

DATE          TAX       SHARES/       BROKER     UNIT       CURRENT       PCT       TOTAL         MARKET       UNREALIZED    PCT OF
OPENED        TERM      FACE                     COST       PRICE         G/L       COST          VALUE        GAIN/LOSS     ASSETS
CGZT          COTELLIGENT GROUP INC.
--------      ----------------------
01/03/02      ST        15,000.00     STUP       0.33003    0.52000       57.56     4,950.50      7,800.00      2,849.50      0.59
01/18/02      ST        15,000.00     STUP       0.40333    0.52000       28.93     6,050.00      7,800.00      1,750.00      0.59
01/22/02      ST        10,000.00     STUP       0.35500    0.52000       46.48     3,550.00      5,200.00      1,650.00      0.40
01/24/02      ST        65,000.00     STUP       0.40850    0.52000       27.29    26,552.50     33,800.00      7,247.50      2.57
01/25/02      ST        20,000.00     STUP       0.34000    0.52000       52.94     6,800.00     10,400.00      3,600.00      0.79
01/28/02      ST        50,000.00     STUP       0.34200    0.52000       52.05    17,100.00     26,000.00      8,900.00      1.98
01/29/02      ST         5,000.00     STUP       0.33000    0.52000       57.58     1,650.00      2,600.00        950.00      0.20
01/31/02      ST        20,000.00     STUP       0.33000    0.52000       57.58     6,600.00     10,400.00      3,800.00      0.79
02/07/02      ST         5,000.00     STUP       0.32000    0.52000       62.50     1,600.00      2,600.00      1,000.00      0.20
02/08/02      ST        25,000.00     STUP       0.31000    0.52000       67.74     7,750.00     13,000.00      5,250.00      0.99
02/28/02      ST         5,000.00     STUP       0.40300    0.52000       29.03     2,015.00      2,600.00        585.00      0.20
03/22/02      ST       125,000.00     STUP       0.49800    0.52000        4.42    62,250.00     65,000.00      2,750.00      4.95
03/26/02      ST        25,000.00     STUP       0.40060    0.52000       29.81    10,015.00     13,000.00      2,985.00      0.99
03/27/02      ST        77,000.00     STUP       0.41239    0.52000       26.09    31,754.40     40,040.00      8,285.60      3.05
03/28/02      ST        90,000.00     STUP       0.42687    0.52000       21.82    38,418.00     46,800.00      8,382.00      3.56
04/30/02      ST         3,000.00     STUP       0.51000    0.52000        1.96     1,530.00      1,560.00         30.00      0.12
05/02/02      ST        10,000.00     STUP       0.45150    0.52000       15.17     4,515.00      5,200.00        685.00      0.40
05/03/02      ST        16,000.00     STUP       0.45094    0.52000       15.32     7,215.00      8,320.00      1,105.00      0.63
05/08/02      ST         5,000.00     STUP       0.42300    0.52000       22.93     2,115.00      2,600.00        485.00      0.20
05/10/02      ST        15,000.00     MLCO       0.44430    0.52000       17.04     6,664.50      7,800.00      1,135.50      0.59
05/13/02      ST        25,000.00     MLCO       0.51060    0.52000        1.84    12,765.00     13,000.00        235.00      0.99
                       ----------                -------    -------       -----   ----------    ----------     ---------     -----
                       626,000.00                0.41831    0.52000       24.31   261,859.90    325,520.00     63,660.10     24.77

                         BANC OF AMERICA SECURITIES LLC

                        WORKING APPRAISAL BY ASSET CLASS



Russ Silvestri IRA                                                      05/15/02

DATE         TAX      SHARES/        BROKER     UNIT       CURRENT         PCT        TOTAL      MARKET        UNREALIZED   PCT OF
OPENED       TERM     FACE                      COST       PRICE           G/L        COST       VALUE         GAIN/LOSS    ASSETS
CGZT         COTELLIGENT GROUP INC.
--------     ----------------------
02/14/02     ST       15,000.00      MONT       0.40000    0.52000         30.00     6,000.00    7,800.00       1,800.00     1.30
02/19/02     ST        5,000.00      MONT       0.35000    0.52000         48.57     1,750.00    2,600.00         850.00     0.43
03/28/02     ST       10,000.00      MONT       0.48000    0.52000          8.33     4,800.00    5,200.00         400.00     0.86
                      ---------                 -------    -------         -----    ---------   ---------       --------     ----
                      30,000.00                 0.41833    0.52000         24.30    12,550.00   15,600.00       3,050.00     2.59

                                                                       EXHIBIT 4
                              SKIRITAI Capital LLC
                              655 Montgomery Street
                                   Suite 1438
                         San Francisco, California 94111


                                  May 15, 2002


VIA MESSENGER AND OVERNIGHT COURIER

Cotelligent, Inc.
44 Montgomery Street, Suite 4050
San Francisco, California 94104
Attention: Secretary

         RE: STOCKHOLDER NOTICE OF PROPOSAL TO TERMINATE RIGHTS AGREEMENT

Dear Secretary:

         The undersigned stockholders of Cotelligent, Inc., a Delaware corporation (the "Company"), hereby notify the Company, pursuant to Section 4 of
Article I of the Company's Amended and Restated Bylaws (the "Bylaws"), that the undersigned intend to present the following proposal (the "Proposal") at the 2002 Annual Meeting of Stockholders of the Company (the "Annual Meeting"), and may (but shall not be required by virtue of this stockholder notice) solicit proxies from one or more stockholders of the Company authorizing the undersigned to vote in favor of the Proposal at the Annual Meeting:

         "WHEREAS, Cotelligent, Inc., a Delaware corporation, is a party to that certain Rights Agreement, dated as of September 24, 1997 (the "Rights Agreement"), between the Company and BankBoston, a national banking association, as the same may have been amended from time to time.

         WHEREAS, the stockholders of the Company have determined that the Rights Agreement is not in the best interests of the stockholders of the Company.

         NOW, THEREFORE, BE IT RESOLVED, that the stockholders of the Company urge and recommend that the Board of Directors of the Company order the redemption of, and take all other action necessary or appropriate to redeem, all Rights (as defined in the Rights Agreement) issued and outstanding under the Rights Agreement pursuant to the terms and conditions thereof, and by so doing, cause the termination of all rights to exercise the Rights thereunder pursuant to the terms and conditions thereof and not adopt any new or similar plan without stockholder approval."

         Pursuant to Section 4 of Article I of the Bylaws, the undersigned hereby sets forth the following in support of the Proposal:

         (a) The text of the Proposal that the undersigned intends to present at the Annual Meeting is set forth above and on Annex A hereto.

         (b) The reasons why the undersigned favors the Proposal are set forth in Annex A hereto.

         (c) The names and addresses of the undersigned stockholders that intend to present the Proposal at the Annual Meeting are as follows:

                                Russell Silvestri
                            c/o SKIRITAI Capital LLC
                              655 Montgomery Street
                                   Suite 1438
                         San Francisco, California 94111

                              SKIRITAI Capital LLC
                              655 Montgomery Street
                                   Suite 1438
                         San Francisco, California 94111


         (d) As of the record date for the Annual Meeting (the "Record Date"), Russell Silvestri was the beneficial owner of an aggregate of 582,000 shares of common stock, par value $.01 per share, of the Company ("Common Stock") entitled to vote at the Annual Meeting. As evidenced by the broker's statement attached hereto as Annex B, as of the Record Date, such shares of Common Stock were held by Russell Silvestri and his direct investment account through a "street name" holder of record. As of the date hereof, Russell Silvestri is the beneficial owner of an aggregate of 656,000 shares of Common Stock. As evidenced by the broker's statement attached hereto as Annex B, as of the date hereof, such shares of Common Stock are held through a "street name" holder of record by Russell Silvestri's direct investment account and SKIRITAI Capital LLC, a Delaware limited liability company of which Russell Silvestri is the Managing Partner.

                  As of the Record Date, SKIRITAI Capital LLC was the beneficial owner of no shares of Common Stock entitled to vote at the Annual Meeting. As of the date hereof, SKIRITAI Capital LLC is the beneficial owner of an aggregate of 626,000 shares of Common Stock. As evidenced by the broker's statement attached hereto as Annex B, as of the date hereof, such shares of Common Stock are held by SKIRITAI Capital LLC through a "street name" holder of record.

         (e) SKIRITAI Capital LLC has no material interest in the Proposal other than as a stockholder of the Company.

         The undersigned believe that this stockholder notice complies in all respects with the applicable provisions of the Bylaws and applicable law. If the Company determines that this notice is incomplete or otherwise deficient in any respect, the undersigned request that the Company contact the undersigned immediately so that any alleged deficiencies may be addressed promptly.

         Please acknowledge receipt of this letter by signing and dating the enclosed copy of this letter and returning the same to the undersigned in the enclosed envelope.


                                                     Very truly yours,

                                                     SKIRITAI Capital LLC


                                                     /s/ Lyron Bentovim
                                                     ---------------------------
                                                     Lyron Bentovim
                                                     Managing Director


                                                     Russell Silvestri


                                                     /s/ Russell Silvestri
                                                     ---------------------------

RECEIPT ACKNOWLEDGED ON MAY ___, 2002

COTELLIGENT, INC.


By:
---------------------------
Name:
Title:

                                     ANNEX A

               STOCKHOLDER PROPOSAL TO TERMINATE RIGHTS AGREEMENT

Text of the Proposal

         WHEREAS, Cotelligent, Inc., a Delaware corporation, is a party to that certain Rights Agreement, dated as of September 24, 1997 (the "Rights Agreement"), between the Company and BankBoston, a national banking association, as the same may have been amended from time to time.

         WHEREAS, the stockholders of the Company have determined that the Rights Agreement is not in the best interests of the stockholders of the Company.

         NOW, THEREFORE, BE IT RESOLVED, that the stockholders of the Company urge and recommend that the Board of Directors of the Company order the redemption of, and take all other action necessary or appropriate to redeem, all Rights (as defined in the Rights Agreement) issued and outstanding under the Rights Agreement pursuant to the terms and conditions thereof, and by so doing, cause the termination of all rights to exercise the Rights thereunder pursuant to the terms and conditions thereof and not adopt any new or similar plan without stockholder approval.

Reasons that SKIRITAI Capital LLC and Russell Silvestri Favor the Proposal

         As set forth more fully in the letter to the Company attached hereto as Annex C, the Company's common stock price per share has continuously declined from a high of $5.72 on June 30, 2000 to the current price of $0.52 on May 14, 2002.

         We believe this is an appropriate time for the Board of Directors of the Company to eliminate the Company's Rights Agreement, commonly known as a poison pill. We do not share the view of the Board of Directors that our Company should have put a poison pill into effect without stockholder approval.

         We believe the Company should liquidate or sell its assets to maximize stockholder value. A Rights Plan is an impediment to that goal. We believe that the Rights Plan may be unjustifiably deterring third parties who would otherwise be interested in acquiring the Company from submitting proposals to do so.

         While management and the Board of Directors should have appropriate tools to ensure that all stockholders benefit from any proposal to buy the Company, we do not believe that the future possibility of an unsolicited bid justifies the unilateral implementation of a poison pill.

         The effect of poison pills on the value of companies' stock has been the subject of extensive research. A 1986 study by the Office of the Chief Economist of the U.S. Securities and Exchange Commission on the economics of rights plans states that "The stock-returns evidence suggests that the effect of poison pills to deter prospective hostile takeover bids outweighs the beneficial effects that might come from increased bargaining leverage of the target management." A 1992 study by Professor John Pound of Harvard University's Corporate Research Project and Lilli A. Gordon of the Gordon Group found a correlation between high corporate performance and the absence of poison pills.

Material Interests of SKIRITAI Capital LLC and Russell Silvestri in the Proposal

Neither SKIRITAI Capital LLC nor Russell Silvestri has any material interest in the Proposal other than as a stockholder of the Company.

                                     ANNEX B

                       EVIDENCE OF OWNERSHIP OF SHARES AND
                       RIGHT TO VOTE AT THE ANNUAL MEETING

                         BANC OF AMERICA SECURITIES LLC

                        WORKING APPRAISAL BY ASSET CLASS

Russ Silvestri IRA                                                      04/24/02

DATE          TAX      SHARES/      BROKER       UNIT      CURRENT        PCT        TOTAL       MARKET      UNREALIZED      PCT OF
OPENED        TERM     FACE                      COST      PRICE          G/L        COST        VALUE       GAIN/LOSS       ASSETS
CGZT          COTELLIGENT GROUP INC.
02/14/02      ST        15,000.00   MONT        0.40000    0.50000        25.00     6,000.00    7,500.00      1,500.00        1.20
02/19/02      ST         5,000.00   MONT        0.35000    0.50000        42.86     1,750.00    2,500.00        750.00        0.40
03/28/02      ST        10,000.00   MONT        0.48000    0.50000         4.17     4,800.00    5,000.00        200.00        0.80
                        ---------               -------    -------        -----    ---------   ---------      --------        ----
                        30,000.00               0.41833    0.50000        19.52    12,550.00   15,000.00      2,450.00        2.41

                         BANC OF AMERICA SECURITIES LLC

                        WORKING APPRAISAL BY ASSET CLASS

Russ Silvestri                                                          04/24/02

DATE          TAX      SHARES/       BROKER     UNIT       CURRENT        PCT       TOTAL       MARKET       UNREALIZED       PCT OF
OPENED        TERM     FACE                     COST       PRICE          G/L       COST        VALUE        GAIN/LOSS        ASSETS
CGZT          COTELLIGENT GROUP INC.
01/03/02      ST        15,000.00    MONT       0.33003    0.50000        51.50    4,950.50     7,500.00      2,549.50         0.44
01/18/02      ST        15,000.00    MONT       0.40333    0.50000        23.97    6,050.00     7,500.00      1,450.00         0.44
01/22/02      ST        10,000.00    MONT       0.35500    0.50000        40.85    3,550.00     5,000.00      1,450.00         0.30
01/24/02      ST        65,000.00    MONT       0.40850    0.50000        22.40   26,552.50    32,500.00      5,947.50         1.92
01/25/02      ST        20,000.00    MONT       0.34000    0.50000        47.06    6,800.00    10,000.00      3,200.00         0.59
01/28/02      ST        50,000.00    MONT       0.34200    0.50000        46.20   17,100.00    25,000.00      7,900.00         1.48
01/29/02      ST         5,000.00    MONT       0.33000    0.50000        53.52    1,650.00     2,500.00        850.00         0.15
01/31/02      ST        20,000.00    MONT       0.33000    0.50000        51.52    6,600.00    10,000.00      3,400.00         0.59
02/07/02      ST         5,000.00    MONT       0.32000    0.50000        56.25    1,600.00     2,500.00        900.00         0.15
02/08/02      ST        25,000.00    MONT       0.31000    0.50000        61.29    7,750.00    12,500.00      4,750.00         0.74
02/28/02      ST         5,000.00    CANT       0.40300    0.50000        24.07    2,015.00     2,500.00        485.00         0.15
03/22/02      ST       125,000.00    MONT       0.49800    0.50000         0.40   62,250.00    62,500.00        250.00         3.69
03/26/02      ST        25,000.00    HRZG       0.40060    0.50000        24.81   10,015.00    12,500.00      2,485.00         0.74
03/27/02      ST        77,000.00    HRZG       0.41239    0.50000        21.24   31,754.40    38,500.00      6,745.60         2.27
03/28/02      ST        90,000.00    HERZ       0.42687    0.50000        17.13   38,418.00    45,000.00      6,582.00         2.66
                       ----------               -------    -------        -----   ---------   ----------     ---------        -----
                       552,000.00               0.41133    0.50000        21.56   227,055.40  276,000.00     48,944.60        16.31

                         BANC OF AMERICA SECURITIES LLC

                        WORKING APPRAISAL BY ASSET CLASS

Skiritai Capital LLC                                                    05/15/02

DATE          TAX       SHARES/      BROKER     UNIT       CURRENT         PCT        TOTAL       MARKET      UNREALIZED     PCT OF
OPENED        TERM      FACE                    COST       PRICE           G/L        COST        VALUE       GAIN/LOSS      ASSETS
CGZT          COTELLIGENT GROUP INC.
01/03/02      ST        15,000.00    STUP       0.33003    0.52000         57.56     4,950.50    7,800.00      2,849.50       0.59
01/18/02      ST        15,000.00    STUP       0.40333    0.52000         28.93     6,050.00    7,800.00      1,750.00       0.59
01/22/02      ST        10,000.00    STUP       0.35500    0.52000         46.48     3,550.00    5,200.00      1,650.00       0.40
01/24/02      ST        65,000.00    STUP       0.40850    0.52000         27.29    26,552.50   33,800.00      7,247.50       2.57
01/25/02      ST        20,000.00    STUP       0.34000    0.52000         52.94     6,800.00   10,400.00      3,600.00       0.79
01/28/02      ST        50,000.00    STUP       0.34200    0.52000         52.05    17,100.00   26,000.00      8,900.00       1.98
01/29/02      ST         5,000.00    STUP       0.33000    0.52000         57.58     1,650.00    2,600.00        950.00       0.20
01/31/02      ST        20,000.00    STUP       0.33000    0.52000         57.58     6,600.00   10,400.00      3,800.00       0.79
02/07/02      ST         5,000.00    STUP       0.32000    0.52000         62.50     1,600.00    2,600.00      1,000.00       0.20
02/08/02      ST        25,000.00    STUP       0.31000    0.52000         67.74     7,750.00   13,000.00      5,250.00       0.99
02/28/02      ST         5,000.00    STUP       0.40300    0.52000         29.03     2,015.00    2,600.00        585.00       0.20
03/22/02      ST       125,000.00    STUP       0.49800    0.52000          4.42    62,250.00   65,000.00      2,750.00       4.95
03/26/02      ST        25,000.00    STUP       0.40060    0.52000         29.81    10,015.00   13,000.00      2,985.00       0.99
03/27/02      ST        77,000.00    STUP       0.41239    0.52000         26.09    31,754.40   40,040.00      8,285.60       3.05
03/28/02      ST        90,000.00    STUP       0.42687    0.52000         21.82    38,418.00   46,800.00      8,382.00       3.56
04/30/02      ST         3,000.00    STUP       0.51000    0.52000          1.96     1,530.00    1,560.00         30.00       0.12
05/02/02      ST        10,000.00    STUP       0.45150    0.52000         15.17     4,515.00    5,200.00        685.00       0.40
05/03/02      ST        16,000.00    STUP       0.45094    0.52000         15.32     7,215.00    8,320.00      1,105.00       0.63
05/08/02      ST         5,000.00    STUP       0.42300    0.52000         22.93     2,115.00    2,600.00        485.00       0.20
05/10/02      ST        15,000.00    MLCO       0.44430    0.52000         17.04     6,664.50    7,800.00      1,135.50       0.59
05/13/02      ST        25,000.00    MLCO       0.51060    0.52000          1.84    12,765.00   13,000.00        235.00       0.99
                       ----------               -------    -------         -----   ----------  ----------     ---------      -----
                       626,000.00               0.41831    0.52000         24.31   261,859.90  325,520.00     63,660.10      24.77

                         BANC OF AMERICA SECURITIES LLC

                        WORKING APPRAISAL BY ASSET CLASS

Russ Silvestri IRA                                                      05/15/02

DATE          TAX       SHARES/      BROKER     UNIT       CURRENT          PCT     TOTAL       MARKET      UNREALIZED       PCT OF
OPENED        TERM      FACE                    COST       PRICE            G/L     COST        VALUE       GAIN/LOSS        ASSETS
CGZT          COTELLIGENT GROUP INC.
02/14/02       ST       15,000.00    MONT       0.40000    0.52000         30.00   6,000.00    7,800.00       1,800.00         1.30
02/19/02       ST        5,000.00    MONT       0.35000    0.52000         48.57   1,750.00    2,600.00         850.00         0.43
03/28/02       ST       10,000.00    MONT       0.48000    0.52000          8.33   4,800.00    5,200.00         400.00         0.86
                        ---------               -------    -------         -----   --------   ---------       --------         ----
                        30,000.00               0.41833    0.52000         24.30  12,550.00   15,600.00       3,050.00         2.59

                                     ANNEX C

                              SKIRITAI Capital LLC
                              655 Montgomery Street
                                   Suite 1438
                         San Francisco, California 94111


                                  May 15, 2002


VIA MESSENGER AND OVERNIGHT COURIER

Board of Directors
Cotelligent, Inc.
44 Montgomery Street
San Francisco, California 94104

Dear Ladies and Gentlemen:

As you may know, SKIRITAI Capital LLC is the beneficial holder of an aggregate of 626,000 shares of common stock, par value $.01 per share ("Common Stock"), of Cotelligent, Inc., a Delaware corporation ("Cotelligent" or the "Company"). These shares of Common Stock represent approximately 4.2 percent of the Company's Common Stock, based upon the 14,900,891 shares of Common Stock issued and outstanding as of April 24, 2002 as set forth in the Company's Proxy Statement for its 2002 Annual Meeting of Stockholders to be held on June 11, 2002.

As a stockholder of Cotelligent, we are deeply concerned about the strategic direction of the Company and the apparent inability of the Company's Board of Directors and management team to develop and implement a strategic plan that will maximize the value of the Company's assets for all of its stockholders. We have met with members of Cotelligent's management team on three separate occasions and, during each of these meetings, the Company's management described a different strategic plan for the Company. If we are to accept the Company's strategic plan as expressed in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001, as amended, Cotelligent currently intends to pursue a strategy of providing "complete business solutions, specializing in mobile business and Web services solutions." We believe, however, that such a strategy is likely to fail in the current business environment due to the Company's previous and ongoing failure to execute this strategic plan amid competition from numerous larger industry participants, and many smaller low-cost solutions providers, who are implementing similar strategies more effectively. Moreover, recklessly pursuing such a strategic plan will continue to deplete one of the Company's sole remaining valuable assets, its cash reserves of approximately $23 million. We further believe that our concerns regarding Cotelligent's current strategic plan are shared by the investment community, as reflected in the continuously declining price of the Company's Common Stock from a high of $5.72 on June 30, 2000 to the current price of $0.52 on May 14, 2002.

In light of the foregoing, we do not believe that Cotelligent's Board of Directors or its management team have the ability to develop or implement a strategic plan that will create long term stockholder value in excess of the current value of the Company's assets. Accordingly, we are strongly encouraging the Company's Board of Directors to take immediate steps to consider and take action that will maximize the value of the Company's assets in the near term. Such steps could include the replacement of senior management, the dissolution of the Company and the distribution of its residual cash reserves and other assets to the Company's stockholders, or an immediate auction and sale of the Company to the highest bidder.

We further note that Cotelligent has a so-called "poison pill" rights plan, which we believe may be unjustifiably deterring third parties who would otherwise be interested in acquiring the Company or its assets. Because we believe that a sale of Cotelligent could be one method of maximizing the value of the Company and its assets, we urge the Company's Board of Directors to terminate the rights plan immediately. To bring this matter to the attention of the Company's other stockholders, we are also delivering to the Company under separate letter a stockholder proposal to terminate the Company's rights plan as promptly as practicable, which we are requesting to have included in the Company's proxy statement for its 2002 Annual Meeting of Stockholders.

We would like to remind the Company's Board of Directors that it has a fiduciary responsibility to maximize the value of Cotelligent and its assets for all of the Company's stockholders. We believe that, by pursuing the Company's current strategic plan, the Board of Directors is failing to fulfill its fiduciary obligations to the Company's stockholders. Accordingly, we urge Board of Directors to consider the establishment of an independent committee of the Board of Directors charged with the responsibility of considering the matters that we have raised in this letter and, ultimately, with taking appropriate action to maximize the value of the Company for the benefit of its stockholders.

We would also like to invite the Company's Board of Directors or any of its members to meet with us to discuss the matters that we have raised in this letter. We believe that such matters are of the utmost importance to the Company and its stockholders and encourage the Board of Directors to afford them the critical importance they deserve under the present circumstances. We look forward to hearing from you promptly.

                                                     Very truly yours,

                                                     SKIRITAI Capital LLC


                                                     /s/ Russell Silvestri
                                                     ---------------------------
                                                     Russell Silvestri
                                                     Managing Partner